                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______ )*


                             Think New Ideas, Inc.
                             ---------------------
                               (Name of Issuer)


                   Common Stock, $0.0001 par value per share
                   -----------------------------------------
                        (Title of Class of Securities)

                                   884094103
                                   ---------
                                (CUSIP Number)

                      AnswerThink Consulting Group, Inc.
                      1001 Brickell Bay Drive, Suite 3000
                               Miami, FL  33131
                      -----------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 24, 1999
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   AnswerThink Consulting Group, Inc. ("AnswerThink")
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                      (b) [X]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*
   00
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Florida, U.S.A.
------------------------------------------------------------------------------

                      7  SOLE VOTING POWER
                         2,008,288 (pursuant to an option granted by Think New
                         Ideas to AnswerThink)
       NUMBER OF      --------------------------------------------------------
         SHARES       8  SHARED VOTING POWER
      BENEFICIALLY       2,223,463 (pursuant to a voting agreement among
       OWNED BY          AnswerThink and certain shareholders of
         EACH            Think New Ideas)
       REPORTING      --------------------------------------------------------
        PERSON        9  SOLE DISPOSITIVE POWER
         WITH            2,008,288 (pursuant to an option granted by Think New
                         Ideas to AnswerThink)
                      --------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,231,751
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   34.4%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Statement") relates to shares of common stock, $.0001 par value per share, of Think New Ideas, Inc., a Delaware corporation (the "Issuer"), and is being filed by AnswerThink Consulting Group, Inc. The principal executive offices of the Issuer are located at 45 West 36th Street, 12th Floor, New York, New York 10018.

Item 2.  Identity and Background
         -----------------------

         This Statement is filed by and on behalf of AnswerThink, a Florida corporation. AnswerThink is engaged in the business of providing integrated consulting and technology enabled solutions to Fortune 500 companies. AnswerThink's principal business and office are located at 1001 Brickell Bay Road, 30th Floor, Miami, FL 33131. The names of each of the executive officers and directors of AnswerThink are set forth in Schedule I of this Statement. During the last five years, neither AnswerThink, nor, to the best knowledge of AnswerThink, any of the persons named in Schedule I to this Statement, has or have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Pursuant to an Agreement and Plan of Merger dated as of June 24, 1999 (the "Merger Agreement"), by and among AnswerThink, Darwin Acquisition Corp., a Delaware corporation and wholly owned subsidiary of AnswerThink ("Merger Sub"), and the Issuer, and subject to the Merger Agreement's conditions, Merger Sub will be merged with and into the Issuer (the "Merger"), with each outstanding share of Issuer common stock being converted into the right to receive 0.70 shares of AnswerThink common stock. The Merger is subject to the approval of the Merger Agreement and the Merger by Issuer's shareholders, approval of the issuance of AnswerThink common stock in the Merger by AnswerThink's shareholders, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 2.1 to AnswerThink's current report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on July 1, 1999 (the "Form 8-K"), and incorporated by reference herein in its entirety.

Item 4.  Purpose of Transaction
         ----------------------

(a) - (b) As an inducement to AnswerThink to enter into the Merger Agreement, each executive officer, director and certain stockholders (collectively, the "Stockholders") of Issuer, whose names are listed in Schedule II hereto, have entered into a voting agreement with AnswerThink, dated as of June 24, 1999 (the "Voting Agreement"). Pursuant to the Voting Agreement, each of the Stockholders have irrevocably appointed AnswerThink as his, her or its lawful attorney and proxy. Such proxy gives AnswerThink the limited right to vote each share of Issuer common stock that each of the Stockholders owns and may acquire, as to all matters related to the Merger Agreement. As of June 24, 1999, the shared voting power with the Stockholders of Issuer relates to 2,223,463 shares of Issuer common stock
(the "Proxy Shares"). The Stockholders and the number of Proxy Shares beneficially owned by each of them is set forth in Schedule II hereto which is hereby incorporated by reference herein. In exercising its right to vote the Proxy Shares as lawful attorney and proxy of the Stockholders, AnswerThink will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting, to vote the Proxy Shares in favor of approval of the Merger Agreement and the Merger and other matters contemplated therein. The Stockholders may vote the Proxy Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of
(i) the date and time that the Merger becomes effective; (ii) the date the Merger Agreement is terminated; or (iii) if the Merger Agreement is terminated under certain circumstances and the Issuer is obligated to pay AnswerThink a termination fee, the date the fee is paid.

          In connection with the Merger, AnswerThink and the Issuer entered into a Stock Option Agreement, dated as of June 24, 1999, (the "Option Agreement"). Under the Option Agreement, AnswerThink has an option (the "Option"), exercisable only in certain circumstances, none of which has occurred, to acquire from the Issuer 2,008,288 newly issued shares of Issuer common stock at a price of $18.50 per share, subject to adjustment in certain circumstances (the "Option Shares"). Subject to certain conditions, AnswerThink may exercise the Option in whole or in part if the Merger Agreement is terminated because:

      . the Issuer's board of directors withdrew, or modified in a manner adverse to AnswerThink, its recommendation of the Merger Agreement or resolved, publicly announced or disclosed to any third party its intent to do any of the same;

      . a person made a tender offer or exchange offer for 20% or more of the Issuer's common stock and the Issuer's board of directors, within 10 business days after the offer was made, either (a) did not recommend that the offer be rejected or (b) took no position as to the offer;

      . Issuer materially breached the Option Agreement;

      . Issuer's board of directors determined to recommend a superior proposal to Issuer's shareholders and the Issuer provided notice to AnswerThink and made required payments to AnswerThink;

      . Issuer's shareholders did not approve the Merger Agreement and Merger;

      . Issuer failed to perform any of the covenants or obligations under any agreements in the merger agreement;

      . a representation or warranty of the Issuer in the merger agreement was untrue when made or on the Merger's closing date and not cured; or

      . the Merger did not close on or before March 20, 2000, or under certain circumstances, June 18, 2000, because Issuer did not timely fulfill an obligation under the Merger Agreement.

Descriptions of the Voting Agreement and the Option Agreement contained herein are qualified in their entirety by reference to the agreements themselves, copies of which have been filed with the SEC as Exhibits 2.2 and 2.4 to the Form 8-K.

(c)  Not applicable.

(d) Upon completion of the Merger, the directors and officers of the Issuer will be those persons identified on Schedule III hereto, subject to changes AnswerThink may make in its sole discretion.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f)  Not applicable.

(g) Upon completion of the Merger: (a) the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger's closing, shall be the Certificate of Incorporation of the Issuer; and (b) the Bylaws of Merger Sub, as in effect immediately prior to the Merger's closing, shall be the Bylaws of the Issuer.

(h) - (i) If the Merger is completed as planned, the Issuer common stock will be deregistered under the Securities Exchange Act of 1934 and delisted from The Nasdaq Stock Market's National Market.

(j)  Not applicable.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a) - (b) The Option is for 2,008,288 shares, which constitutes, based on the number of Issuer shares outstanding on June 24, 1999 as represented by the Issuer in the Merger Agreement, beneficial ownership of approximately 16.6% of the Issuer common stock. Prior to exercise of the Option, AnswerThink (i) is not entitled to any rights as a stockholder of Issuer as to the Option Shares and
(ii) disclaims any beneficial ownership of the shares of Issuer common stock which are purchasable by AnswerThink upon exercise of the Option because the Option is exercisable only in the limited circumstances as set forth in the Option Agreement, none of which has occurred as of the date hereof. If the Option were exercised, Issuer would have the sole right to vote and dispose of the shares of Issuer common stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement .

          As a result of the Voting Agreement, as of June 24, 1999, AnswerThink may be deemed to be the beneficial owner of the Proxy Shares. Such Issuer common stock constitutes, based on the number of shares outstanding on June 24, 1999, as represented by the Issuer in the Merger Agreement and excluding the options issuable under the Option Agreement, beneficial ownership of approximately 19.1% of the shares of Issuer common stock. AnswerThink has shared power to vote all of the Proxy Shares, and can vote the Proxy Shares for the limited purposes described above in connection with the Voting Agreement. AnswerThink does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer common stock pursuant to the Voting Agreement. AnswerThink (i) is not entitled to any rights as a stockholder of Issuer as to the Proxy Shares and (ii) disclaims any beneficial ownership of the Proxy Shares. To the best of AnswerThink's knowledge, no shares of Issuer common stock are beneficially owned by any of the persons named in Schedule I.

(c)  Neither AnswerThink nor, to AnswerThink's knowledge, any person named in
Schedule I, has effected any transaction in the Issuer's common stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------

          Except as described herein, AnswerThink has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

The following are incorporated by reference to AnswerThink's current report on Form 8-K, filed with the SEC on July 1, 1999.

1. Agreement and Plan of Merger by and among AnswerThink Consulting Group, Inc., Think New Ideas, Inc. and Darwin Acquisition Corp., dated as of June 24, 1999

2. Voting Agreement, dated as of June 24, 1999, by and among AnswerThink Consulting Group, Inc., Darwin Acquisition Corp. and certain shareholders of Think New Ideas, Inc.

3. Stock Option Agreement, dated as of June 24, 1999 by and between AnswerThink Consulting Group, Inc. and Think New Ideas, Inc.

                                  Signatures
                                  ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule 13D is true, complete and correct.


                              AnswerThink Consulting Group, Inc.



                              By: /s/ John F. Brennan
                                  --------------------------------------
                                    John F. Brennan
                                    Executive Vice President, Chief
                                    Administrative Officer and Secretary

Dated: July 1, 1999

                                  SCHEDULE I

Robert J. Bahash
John F. Brennan
Ted A. Fernandez
Allan R. Frank
Jeffrey E. Keisling
William C. Kessinger
Ulysses S. Knotts, III
Luis E. San Miguel
Edmund R. Miller
Fernando Montero
Bruce V. Rauner
Alan T.G. Wix
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                                  SCHEDULE II


                                                     Number of
     Name                                             Shares
     ----                                            ---------

     Ronald Bloom..................................    486,433
     Richard Char..................................     20,000
     Adam Curry....................................     97,890
     Melvin Epstein................................    140,583
     Susan Goodman.................................     55,873
     Larry Kopald..................................     82,400
     Scott Metcalf.................................          0
     Joseph Nicholson..............................    136,951
     Ominicom Group, Inc...........................  1,183,333
     Ken Orton.....................................          0
     Barry Wagner..................................     20,000

                                 SCHEDULE III

Director:  Ted A. Fernandez

Officers:  Ted A. Fernandez............    Chairperson and Chief Executive
                                           Officer
           Ronald Bloom................    Chief Strategic Officer
           John F. Brennan.............    Treasurer and Secretary
           Frank Zomerfeld.............    Assistant Secretary